Intchains Group Limited

Building 16, Lane 999,

Xinyuan South Road, Lin-Gang Special Area,

Pudong, Shanghai, 201306,

the People’s Republic of China

August 1, 2024

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Intchains Group Limited Registration Statement on Form F-3, as amended (File No. 333-279865) Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Act”), Intchains Group Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at 4:00 P.M. Eastern Daylight Time on August 5, 2024, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company.

[Signature page follows]

Very truly yours,

Intchains Group Limited

By:	/s/ Qiang Ding
Name: Qiang Ding
Title: Chairman and Chief Executive Officer

[Signature Page to Acceleration Request]